Exhibit 4.7

InterCure Ltd

(hereinafter: “the Company”)

Compensation Policy for

Office Holders

September 2024

Table of Contents

Section	Subject	Page no
1	Definitions	3
2	The Purpose of the Policy and its Application	3
3	Guiding Principles for Examining and Determining the Terms of Office and Employment of Office Holders	5
4	Compensation Package Structure	7
5	The Fixed Compensation	8
6	Benefits and Conditions Accompanying the Fixed Compensation	9
7	Performance-Based Compensation (Grant)	10
8	Equity Compensation	14
9	Signing Bonus	16
10	Term Termination Conditions	16
11	Exemption, Indemnity and Insurance	17

2

1.	Definitions

“The Stock Exchange”	The Tel Aviv Stock Exchange Ltd.;

“Subsidiary”	Canndoc Ltd.;

“The Companies Law”	The Companies Law, 5759-1999;

“Office Holder”	General manager, chief business manager, assistant to the general manager, deputy general manager, anyone who holds such a position in the Company even if their title is different, as well as a director or manager directly subordinate to the general manager;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;

“Terms of Tenure and Employment”	Terms of tenure and employment of an Office Holder, including exemption, insurance, commitment to indemnification or indemnification under an indemnity permit, retirement grant, and any benefit, other payment or obligation to pay as stated, provided due to such tenure or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000

2.	The Purpose of the Compensation Policy and its Applicability

2.1.	In accordance with the provisions of Amendment 20, the Company is required to establish a compensation policy for the incumbent Office Holders who will serve in the Company or the subsidiary company (hereinafter: “the Policy” or “ The Compensation Policy”).

2.2.	This document is intended to define and detail the Company’s policy regarding the compensation of the incumbent Office Holders and those who will serve in it. The determination of the policy, its publication and its submission to the General Assembly for approval, in accordance with the provisions of the Companies Law, are intended to increase the degree of transparency in regards to the compensation of the Company’s Office Holders and to improve the ability of the Company’s shareholders to express their opinion and influence the compensation policy of the Company’s Office Holders.

3

2.3.	In addition, the Policy was adapted to the Company’s goals and its long-term work plan and was intended to help the following goals:

2.3.1	The Company’s ability to retain and recruit senior managers with the ability to lead the company to significant achievements and face the challenges it faces;

2.3.2	Creating a work environment with incentives that will motivate its Office Holders to fulfill the Company’s short-term and long-term goals, all in accordance with the Company’s business plan, while taking reasonable risks and in accordance with the risk policy that will be determined by the Company’s board of directors from time to time;

2.3.3	Creating a proper balance between different compensation components in determining the tenure and employment conditions of the Company’s Office Holders.

2.3.4	Preserving and strengthening the trust of shareholders and potential investors in the Company.

2.4.	The applicability of the policy is from the date of its approval by the general meeting of the Company’s shareholders, with the necessary majority according to the provisions of section 267a(b) of the Companies Law, until the completion of three (3) years from the date of approval by the aforementioned general meeting. This does not detract from the obligation of the compensation committee and the board of directors to examine the need to update the compensation policy from time to time, in accordance with the needs of the Company.

2.5.	The compensation policy will apply to the Office Holders currently serving in the Company and to the Office Holders who will serve in the Company in the future.

4

3.	Guiding Principles for Examining and Determining the Terms of Office and Employment of Office Holders

3.1.	As part of examining the tenure and employment conditions of the Company’s Office Holders, the compensation committee and the board of directors will examine the education, skills, expertise, professional experience and achievements of the Office Holder or the candidate to become an Office Holder in the Company, as the case may be. In addition, the compensation committee and the board of directors will examine the knowledge of the Office Holder (or the candidate to serve as an Office Holder in the Company) with the Company and his knowledge of the market and the environment in which it operates.

3.2.	Without detracting from the above, the following parameters will be tested:

3.2.1	The position he fills in the Company or the position he will fill in the Company, his responsibilities and the scope of his job;

3.2.2	The expected contribution of the Office Holder to the promotion of the goals and business of the Company in a long-term vision;

3.2.3	previous salary agreements signed with the Office Holder;

3.2.4	The composition of the compensation considering the Company’s risk management considerations and the Company’s long-term goals;

3.2.5	the financial situation of the Company and the results of its activities;

3.2.6	The ratio between the compensation of the Office Holder and the average salary and the median salary of the rest of the Company’s employees (including contractor employees employed by the Company, insofar as there are any, as defined in section 3 of part A of the first addendum A to the Companies Law).

The compensation committee and the board of directors believe that in order to maintain good working relations within the Company, it is important to maintain reasonable and fair wage gaps between the Company’s management (from the VP level and above) and among the rest of its employees. At the same time, there is importance in rewarding and motivating the Company’s management in order to bring the Company’s profits, its success and the fulfillment of its business goals. As required by law, the compensation committee and the board of directors examined the relationship between the tenure and employment conditions of each of the Office Holders and the average and median employment cost of the rest of the Company’s employees.

5

As of the date of approval of the compensation policy in the Company, and since the Company does not employ employees who are not Office Holders, the ratio between the salary cost of the CEO, and the Office Holders subordinate to the CEO (on average) to the average salary cost in the Company is 1:1, and the ratio between the salary cost of the CEO, and the Office Holders subordinate to the CEO (on average) to the median salary cost in the Company is 1:1. The compensation committee and the Board of Directors found that these ratios are reasonable, conform to the standard and have no effect on the labor relations in the Company.

3.3.	Comparison to the salary accepted in the market - if necessary, at the discretion of the compensation committee, a comparison will be made with the salary accepted in the relevant market for similar positions in similar companies, when determining the compensation of the Office Holders, all as the case may be. For the purpose of the comparison, if carried out, companies will be selected for which reliable and complete information can be collected regarding the salary of the Office Holders, who meet as many as possible of the following criteria:

3.3.1	Companies dealing in the Company’s sector of business or in sectors as similar as possible;

3.3.2	Companies that are traded on the stock exchange and have a market value similar to the value of the Company;

3.3.3	Companies that are traded in the same index on the stock exchange in which the Company is traded at the time of the comparison;

3.3.4	Companies with financial data similar to the Company’s financial data, such as annual profit/loss, annual gross profit, equity, scope of research and development expenses.

3.3.5	Companies that employ personnel in volumes similar to those of the Company.

Regarding this section: “Similar” will be considered even if there is a 50% deviation up or down in any criterion compared to the Company’s relevant data.

3.4.	In accordance with the exemptions in the law, an immaterial change in the terms of office of an Office Holder in the Company who is not a director and who is not the CEO of the Company will be approved by the CEO of the Company and will not require approval from the compensation committee. For the purposes of this section, “immaterial” means over 5% of the total fixed components of the annual compensation in employer cost terms.

3.5.	In the event that it becomes possible in accordance with the provisions of the law, in relation to non-controlling Office Holders or their relatives, to apply concessions regarding the terms of their tenure and employment, this compensation policy will be considered to include the aforementioned concessions, starting from the date of their entry into force, subject to the approval of the Company’s compensation committee.

3.6.	An Office Holder in the Company may be employed as an employee or alternatively provide services to the Company through the Company he owns, provided that the total expenses of the Company in respect of employment or receipt of said services do not exceed the total approved by the compensation committee and the Company’s board of directors. For the purposes of this section, a “service provider” will be defined as a service provider personally or through a company (or other corporation) in which the Office Holder holds more than 25% of the means of control or is part of a controlling nucleus in that Company (or other corporation).

6

4.	Compensation Package Structure

4.1.	The terms of office and employment of an Office Holder include all of the following:

4.1.1	fixed compensation;

4.1.2	benefits and conditions accompanying the fixed compensation;

4.1.3	performance-based compensation (grant);

4.1.4	Equity compensation (compensation in options or other securities of the company);

4.1.5	retirement conditions;

4.1.6	Exemption, insurance and indemnity.

4.2.	The compensation package will be determined and adjusted for the office holder according to the position that the office holder fills/will fill and will include the following components, as detailed below:

Role/group	Fixed reward	Additional benefits and conditions	Grant	Equity compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	+	+	+	+	+
Board member	+	+	+	+	+	+
CEO	+	+	+	+	+	+
VP, Office Holder subordinate to the CEO or CEO of a subsidiary company	+	+	+	+	+	+

7

4.3.	In order to ensure adequacy between all compensation components, the range of the maximum ratio between the components of the total compensation package for a given year of the Company’s Office Holders is expressed in the following table (it should be clarified that this describes the ratio of the various components to the maximum base salary described in the table in section 5 below):

Rank	Base salary	Social and related conditions[1]	Variable compensation depending on performance[1]	Variable equity compensation[1]
Active Chairman of the Board of Directors*	100%	50%	75%	900%
Board member	100%	0%	25%	150%
CEO or CEO of a	100%	50%	75%	900%
Vice President, Office Holder subordinate to the CEO **	100%	50%	50%	900%

5.	The Fixed Compensation

5.1.	Table of the concentration of the fixed compensation of Office Holders

Rank	Maximum gross fixed compensation
Active Chairman of the Board of Directors*	Up to a maximum of 70 thousand NIS per month
Board member	Up to a maximum of 15 thousand NIS per month
CEO or CEO of a subsidiary**	Up to a maximum of 120 thousand NIS per month
Vice President, Office Holder subordinate to the CEO **	Up to a maximum of 90 thousand NIS per month

* An active chairman is a chairman of the board whose job scope is not less than 40% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table will not be subject to the scope of his actual position in the company.

** The stated amounts are for a full-time position (100%).

1 The rates are relative to the base salary.

5.2.	Active Chairman of the Board of Directors

An active board chairman may be entitled to fixed compensation as specified in section

5.1 above. If necessary, at the discretion of the compensation committee, a comparison will be made with the salary accepted in the relevant market for a similar position in similar companies, when determining the compensation of the chairman of the board of directors, all as the case may be. It will be clarified, however, that the chairman of the board of directors will be entitled to a different fixed compensation than the other members of the board of directors serving in the Company only where he serves as ‘active chairman of the board of directors’, that is, his responsibilities and role are also in the day-to-day work of the Company, such as meetings with investors, active involvement in the day-to-day life of the Company, etc., all in accordance with the employment/services agreement that the Company signed/will sign with him.

5.3.	Board Members

5.3.1	The members of the board of directors will be entitled to fixed remuneration in accordance with the provisions of the Compensation Regulations, and in accordance with the level of the Company’s equity as defined in the Compensation Regulations (as it will be from time to time). For the avoidance of doubt, the Company will be entitled to pay a higher compensation to an expert director (as defined in the Compensation Regulations).

8

5.3.2	It should be noted that if a former director of the Company is also an employee of the Company or a provider of its services, in whatever position and whatever his title may be, he will not be entitled to compensation for his participation in the Company’s board of directors meetings. Regarding this section, a director for whom there is doubt as to whether or not he is a provider of services to the Company will declare to the members of the compensation committee, in accordance with their request, that he does not provide services personally, nor does he provide services through a company in which he is a controlling owner or owns 25% of the issued capital. For the purposes of this section, “service provider” will be defined as a service provider personally or through a company (or other corporation) in which the director owns more than 25% of the means of control or is part of a core of control in that company (or other corporation).

5.3.3	Notwithstanding the above, the Company may, after receiving all the approvals required by law, determine a different salary for the directors of the Company, as far as the Company believes that this is necessary in light of the necessity of the relevant director, all in accordance with the established compensation framework as detailed in section 5.1 above.

5.4.	CEO, VP or anyone directly subordinate to the CEO

5.4.1	For the purposes of this section - “Chief Executive Officer”, “Vice President”, “manager who reports directly to the CEO” and “manager in the subsidiary”, all together will be referred to below: “Manager” or “Managers”, as the case may be.

5.4.2	The amount of the fixed compensation of the managers will be determined, among other things, in accordance with what is stated in sections 3.1 and 3.2 above and shall not exceed the amount specified in the table in section 5.1 above.

5.4.3	In addition, if necessary, at the discretion of the compensation committee, a comparison will be made with the accepted salary, as specified in section 3.3 above.

6.	Benefits and Conditions Accompanying the Fixed Compensation

All the accompanying benefits and conditions detailed below are the maximum benefits and conditions.

Additional benefit / condition	Chairman of the Board of Directors	CEO or CEO of a subsidiary company	VP, Office Holder subordinate to the CEO
Vehicle	-	Level 5 vehicle	Level 4 vehicle
Vehicle gross value	-	Yes	Yes
Mobile phone	-	Yes	Yes
Gross mobile phone	-	Yes	Yes
Vacation days quota	12	22	22
Accumulation of vacation days	Yes, for two years	Yes, for two years	Yes, for two years
Convalescence	According to law
Study fund (contribution 7.5% employer; 2.5% employee)	Yes
Pension insurance according to law	Yes
Reimbursement of expenses in the position	Yes, against receipts	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	-	Internet + newspaper	Internet + newspaper
Non-compete period	Up to 6 months	Up to 12 months	Up to 12 months

9

7.	Performance-Based Compensation (Grant)

The provision of grants to the office holders and chairman of the active board of directors is intended to incentivize the Office Holders and the chairman of the active board of directors, in achieving goals and objectives which, in a long-term view, fulfill the Company’s business goals and strategic plan, as determined from time to time by the Company’s board of directors. The success of the Company creates an identity of interests with the Office Holders who serve in it, since its success is also their success.

The Company’s board of directors, after receiving the recommendations of the compensation committee, may determine each year a bonus plan for the Company’s Office Holders and the chairman of the active board of directors, which will be based on the annual budget approved by the board of directors, all in accordance with what is detailed below.

7.1.	Any payment that will be paid to an Office Holder in accordance with the grant plan will not be considered as part of the fixed compensation and will not be a basis for the calculation, entitlement or accumulation of any related right/rights.

7.2.	The bonus plan will be approved individually for each Office Holder or chairman of the active board of directors, and the Company’s management is authorized not to include one or another Office Holder or the chairman of the active board of directors, in the bonus plan.

7.3.	An Office Holder/chairman of an active board of directors will be entitled to a grant, provided that he worked for the Company (or in the case of an active board chairman, served in his position) for a minimum period of 12 months prior to the grant date.

10

7.4.	The maximum grant for meeting all the goals listed below will be calculated according to the December salary of the year for which the grant is given as follows:

7.4.1	CEO or CEO of a subsidiary company - up to 8 monthly salaries;

7.4.2	Active board chairman - up to 8 monthly salaries;

7.4.3	VP, Office Holder subordinate to the CEO - up to 6 monthly salaries.

7.5.	The bonus plan for office holders (with the exception of the CEO and chairman of the active board of directors) will be based on goals, which will be determined by the compensation committee and the board of directors in advance each year, as detailed below:

7.5.1	Company-wide goal: a grant based on an index, which is: meeting the Company’s spending goal, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, starting new clinical applications. The general societal goal will include at least one and no more than three of the criteria listed above.

The weight that will be given to the general social goal will be between 30% and 50% of the total grant.

7.5.2	Measurable personal goals: These goals will be set individually by the CEO (for Office Holders at the VP level, an Office Holder subordinate to the CEO or a CEO in a subsidiary), and will be based on measurable parameters within the professional responsibility of each Office Holder in the Company. The measurable personal goals will include up to three personal goals.

The weight that will be given to the measurable personal goals will be between 30% and 50% of the total grant.

7.5.3	Appointed discretion: The evaluation of the performance of Office Holders at the VP level (including a VP, an Office Holder subordinate to the CEO or CEO of a subsidiary company) will be carried out by the CEO of the Company. The evaluation of the performance of each Office Holder will refer to his contribution to the Company during the year for which the grant is paid, separately from the financial and personal indicators.

11

The weight that will be given to the commissioner’s discretion shall not exceed 20% of the total grant.

Notwithstanding the aforesaid in section 7.5 above, the compensation committee and the Company’s board of directors will be entitled to approve the grant to an Office Holder under the CEO, a grant that shall not exceed the maximum grant as detailed in section 7.4.3 above, according to non-measurable criteria in accordance with the provisions of the first addendum A to the Companies Law.

7.6.	The bonus plan for the CEO will be based on goals, which will be determined by the compensation committee and the board of directors every year, as detailed below:

7.6.1	General social goal as specified in section 7.5.1 above. The weight that will be given to the general social goal will be between 0% and 100% of the total grant.

7.6.2	Appointed discretion (according to non-measurable criteria): The CEO’s performance will be evaluated by the compensation committee and the board of directors. The weight that will be given to the commissioner’s discretion shall not exceed 20% of the total grant.

7.7.	The bonus plan for the chairman of the active board of directors will be based on personal goals and measurable societal goals, which will be determined by the compensation committee and the board of directors in advance each year, and will be in accordance with meeting the aforementioned goals. The grant will be submitted to the approval of the assembly by a simple majority.

7.8.	The compensation committee and the Company’s board of directors will determine the weight of each of the criteria in the company-wide goal and in the measurable personal goals (as the case may be), at their discretion, provided that a minimum threshold of meeting the goals is established that is not less than 70% of the total goals in order to receive any amount from the grant.

7.9.	The compensation committee and the Company’s board of directors have the full authority to reduce the amount of the grant, or not to pay it at all, if they find that the Company’s financial situation deteriorates significantly or does not allow such payment.

12

7.10.	One time grant

The Company’s board of directors, upon the recommendation of the compensation committee, will be entitled to grant a one-time grant to an Office Holder for an event or events material to the Company that are not included in the objectives as specified in section 7.5 above, including the issuance of the Company’s or subsidiary’s securities on a stock exchange abroad. The amount of the one-time grant shall not exceed six (6) times the amount of the fixed (monthly) compensation. In the event of a change in control of the Company, directors of the Company may receive a one-time grant up to the amount of the directors’ fixed annual compensation.

7.11.	Should it become clear, after the payment of the annual grant or the one-time grant, as the case may be, that the calculation of the grant was carried out based on data that turned out to be erroneous as a result of a bona fide mistake and were re-presented in the Company’s financial statements, during a period of three consecutive periodic financial statements after the date of the grant payment, the Office Holders will return to the Company the part of the grant paid to them, which was based, as mentioned, on erroneous data, within six (6) months from the date of publication of the re-presented financial statements. The amount settled by the Office Holders will be linked to the consumer price index starting from the publication date of the re-presented reports until the day they are actually returned to the Company, all pursuant to the provisions of that certain Executive Officer Clawback Policy as approved by the Compensation Committee of the Board of Directors on November 20, 2024 (the “Clawback Policy”), a copy of which is attached hereto as Appendix A.

7.12.	The board of directors may, after receiving the approval of the compensation committee, convert the annual bonus to which the Office Holder is entitled to shares or options of the Company or the subsidiary, provided that the economic value is the same as the value of the annual bonus.

7.13.	The total of the annual grant and the one-time grant in this section 7 shall not exceed 9 salaries for the CEO or CEO of a subsidiary company and 9 salaries for the VP, a position subordinate to the CEO.

13

8.	Equity compensation

As part of the tenure and employment conditions of the company’s Office Holders, the Company includes a component of equity compensation in the compensation package. This kind of compensation is an incentive for the Office Holders, by sharing the Company’s profits and economic success. In addition, this compensation contributes to increasing the affinity of the Office Holders to the Company, so that the Office Holder will stay there and see his future in it. The equity compensation creates a vision among the Office Holders who aspire to be part of the Company’s success and take a share of its profits. The equity compensation component also allows the Company to hire skilled workers while spreading the salary burden, by reducing the cash flow burden on the company. The equity compensation component, while reducing the aforementioned expense burden, allows the Company to free up investments and take risks, which are defined by the Company’s board of directors, by entering into additional and new projects.

Recognizing the advantages inherent in the equity compensation component as part of the overall salary package of the Company’s Office Holders, the Company may incorporate an equity compensation component into the compensation package of the office holders, all in accordance with the following:

8.1.	The options that will be allocated to the Office Holders will be allocated in accordance with the Company’s option plan approved by the Company’s board of directors on March 31, 2015, or in accordance with an option plan that will be approved by the Company’s board of directors from time to time, will be subject, as far as possible, to the provisions of section 102 of the Income Tax Ordinance [new version] 5771 -1961, and will not be registered for trading on the stock exchange.

8.2.	The options that will be assigned to the Office Holders, may be assigned to exercisable options for the shares of the subsidiary company, at the discretion of the Company’s board of directors (subject to the acceptance of the conditions established by law). The subsidiary’s options will be allocated, in whole or in part, in accordance with the subsidiary’s options plan as approved by the subsidiary’s board of directors, or in accordance with an option plan that will be approved by the subsidiary’s board of directors from time to time, and will be subject, as far as possible, to the provisions of section 102 of the Income Tax Ordinance [formulation New] 5771-1961, and will not be registered for trading on the stock exchange. The Company’s board of directors will be entitled to determine that shares or options of the subsidiary that were assigned to an Office Holder will be converted into shares or options of the Company.

14

8.3.	The value of the options, at the time of grant, according to the Black & Scholes formula or in accordance with the binomial model, will not exceed the fixed rate in the table in section 4 above of the total maximum annual fixed compensation of the Office Holder set in section 5 above.

8.4.	The exercise price to be determined for the options will be determined according to the average price of the Company’s stock in the period between three (3) months and thirty (30) trading days prior to the date of approval of the grant by the Board of Directors, according to the Board of Directors’ decision. In special cases that will be determined, the Company’s board of directors will be allowed to determine an exercise price that will be determined based on the share price on a certain day, if the compensation committee and the Company’s board of directors believe that such an exercise price should be determined from the date the Office Holder’s employment with the Company or the subsidiary company begins. The exercise price that will be determined for the options of the Company’s subsidiary, to the extent that it is granted, and to the extent that such subsidiary is not traded on any stock exchange in the world, will be determined by the Company’s board of directors at its discretion.

8.5.	The vesting period of the options granted to the Office Holders will not be less than three years, when the vesting will be a quarterly vesting so that at the end of each quarter the proportional part of the options allocated to the office holders will mature. It is clarified that the vesting period will apply as long as the Office Holder works in the Company.

Notwithstanding the foregoing, the Company’s board of directors may determine that a proportional part of the total options assigned to the Office Holder will be vested immediately, provided that such part does not exceed an amount that would constitute a rate of 50% of the total options assigned to the Office Holder.

8.6.	In the event that the employee-employer relationship has ended or the engagement between the Office Holder and the Company has ended, the expiration date of the options that have matured shall not exceed a period of between three months and six months from the date of the termination of the employee-employer relationship or the end of the engagement, as the case may be. After receiving the recommendation of the compensation committee, it will be at the Company’s board of directors as to whether to extend this period, provided that the aforementioned extended period does not exceed one year. In the event of termination of the employee-employer relationship due to the death of the Office Holder, the expiration date of the options shall not exceed one year.

8.7.	The Company’s board of directors will have discretion as to whether to accelerate the vesting of the options that will be assigned to the Company’s Office Holders, at the event of the following:

8.7.1.	acquisition of control of the Company by a third party;

8.7.2.	merger of the Company, as defined in the Companies Law;

8.7.3.	a transaction for the purchase of a material asset by the Company or the subsidiary;

8.7.4.	an issue of the Company’s or subsidiary’s securities on a stock exchange in Israel or abroad;

8.7.5.	a substantial investment event in the Company. It will be clarified that a “substantial” investment will be determined by the Company’s board of directors;

8.7.6.	selling or granting an exclusive license for most of the Company’s intellectual property.

15

9.	Signing Bonus

9.1.	The Company will be entitled, under circumstances approved by the compensation committee and by the Company’s board of directors as exceptional circumstances, to offer a signing bonus to a new Office Holder in the Company.

9.2.	The total of the signing bonus shall not exceed the sum of 3 gross monthly salaries as determined in relation to the relevant job title. The Company will be entitled to determine that the Office Holder will be required to return to the Company all or part of the signing bonus awarded to him, as long as the Office Holder does not complete a minimum term of office in the Company.

10.	Term Termination Conditions

In the case of dismissal of the Office Holder by the Company (not due to “cause” as defined in the employment/services agreement that was/will be signed with the Office Holder), or in the case of the Office Holder’s resignation from the Company under circumstances that require severance pay in accordance with the law, in addition to the severance compensation that the Company is obligated to pay the office holder by law, the company may, with the approval of the compensation committee and the Company’s board of directors, also pay the Office Holder the following payments:

10.1.	Notice

10.1.1.	The notice period for each Office Holder will be determined by the compensation committee and the Company’s board of directors, prior to the signing of the employment agreement with the Office Holder, provided that it does not exceed a period of 9 months.

10.1.2.	During the notice period, the Office Holder will be required to continue to perform his duties, unless the Company’s board of directors decides to release him from this obligation. In the aforementioned case, the Office Holder will be entitled to the continuation of all terms of tenure and employment without any change in them.

10.1.3.	Payment for the notice period shall not exceed the following:

CEO or CEO of a subsidiary company	Up to 6 salaries
VP, Office Holder subordinate to the CEO	Up to 4 salaries

10.2.	The salary that will be paid during the notice period will be calculated according to the last salary (and according to the fixed compensation only, that is, not including grants paid to the office holder, but including accompanying social conditions) paid to the Office Holder before the date of his dismissal/resignation in a manner that qualifies for the payment of severance compensation.

10.3.	Retirement Bonus

10.3.1.	The compensation committee and the Company’s board of directors will be entitled to approve the payment of a retirement bonus to company Office Holders at the time of their retirement, provided that the amount of the retirement bonus does not exceed the amount specified below:

Rank	Worked in the Company for up to 1 years	Worked in the Company between 1 and 5 years	Worked in the Company between 5 and 10 years	Worked in the Company for over 10 years
CEO	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 12 salaries
VP, other Office Holder, CEO of a subsidiary company	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 10 salaries
Active chairman	Up to 1 salary	Up to 4 salaries	Up to 6 salaries	Up to 12 salaries

16

10.3.2.	In the event of a change of control (as defined below), the retirement bonus detailed in the table above can increase by up to 50%. For the purpose of this section, “change of control” shall include any event of the sale of control of the Company to a third party, a merger of the Company with another company or the sale of most or all of the Company’s assets.

10.3.3.	As part of the consideration of whether to grant a one-time retirement bonus as stated above, the compensation committee and the board of directors, based on the recommendation of the chairman of the board (in the case of a CEO) or the CEO of the Company (in the case of a VP), will examine the extent of the Office Holder’s contribution to the Company and for the advancement of the goals he set for himself, with an emphasis on specific activities and projects he managed or was entrusted with, the degree of compliance with personal goals set for him, if they were set, and the degree of compliance with the goals defined in the Company’s budget.

10.3.4.	The retirement bonus will be paid on the date of termination of the employee- employer relationship, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the Office Holder) that was paid to the office holder before the date of his dismissal/resignation in a manner that qualifies for the payment of severance.

10.4.	The board of directors may, after receiving the approval of the compensation committee, convert the grants as detailed in sections 10.2 and 10.3 into shares or options of the Company or the subsidiary, provided that the economic value is the same as the converted grants.

11.	Exemption, Indemnity and Insurance

The Office Holders of the Company will be entitled to receive from the Company a letter of exemption and indemnification, the terms of which will be in accordance with the provisions of the Companies Law, and as it will be in the Company from time to time in accordance with the approval of the Company’s organs according to law, from time to time.

In addition to this, the Company’s Office Holders will be entitled to be included under an Office Holder insurance policy that the Company will purchase in the normal course of business, to cover the liability of directors and Office Holders in the Company and subsidiaries, as they will be from time to time, including directors and Office Holders who are or may be considered controlling owners of the Company by way of “framework transaction” as defined in the Companies Regulations (facilitation of transactions with interested parties), 2000, with a liability limit of up to 50 million US dollars per case and per insurance year, with an annual premium and deductible in accordance with the market conditions at the time the policy was drawn up, provided that the cost is not material to the Company. The insurance policy will insure the Office Holders both in connection with the laws of Israel and in connection with the laws of the country where the securities of the Company or subsidiary will be traded.

17

Appendix A

The Clawback Policy

18